Exhibit 12.1

BORGWARNER INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio of earnings to fixed charges)

Computation of Earnings:	2003	2004	2005	2006	2007

Earnings before income taxes and minority interest	256.7	308.6	314.2	270.3	430.4

Income in equity investees	(20.1)	(29.2)	(28.2)	(35.9)	(40.3)

Fixed charges	40.8	40.0	51.3	56.2	54.2

Capitalized interest amortization expense	2.8	2.9	3.0	3.9	4.9

Distributed income of equity investees	9.7	23.9	12.9	44.2	18.2

Capitalized interest	(3.0)	(4.3)	(6.9)	(8.5)	(9.6)

Total earnings	286.9	341.9	346.3	330.2	457.8

Computation of Fixed Charges:

Interest expense	33.3	29.7	37.1	40.2	34.7

Capitalized interest	3.0	4.3	6.9	8.5	9.6

Rent expense	13.4	18.0	21.9	22.4	29.8

1/3 of rent expense	4.5	6.0	7.3	7.5	9.9

Total fixed charges	40.8	40.0	51.3	56.2	54.2

Ratio of earnings to fixed charges	7.04	8.55	6.75	5.88	8.45